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                     April 8, 2024

       Jessica Betjemann
       Executive Vice President and Chief Financial Officer
       Gogo Inc.
       105 Edgeview Drive, Suite 300
       Broomfield, CO 80021

                                                        Re: Gogo Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-35975

       Dear Jessica Betjemann:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology